Exhibit 99.2

CHINA JO-JO DRUGSTORES INC THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ANNUAL GENERAL MEETING OF SHAREHOLDERS – FEBRUARY 25, 2025 AT 9.00 P.M. E.T. CONTROL ID: REQUEST ID: The undersigned shareholder of China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company, each dated on or around February 4, 2025, and hereby appoints Lei Liu (the “Proxy”), with full power of substitution and authority to act in the absence of the undersigned, as a proxy and attorney-in-fact, to cast all votes that the undersigned is entitled to cast at, and with all powers that the undersigned would possess if personally present at, the Annual General Meeting of Shareholders of the Company, to be held on February 25, 2025 at 9:00 p.m. E.T. (February 26, 2025 at 10:00 a.m., Beijing time), at the Company’s principal executive offices located at 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310014, and at any postponement, postponements, adjournment or adjournments thereof, and to vote all shares of the Company that the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side, and all such other business as may properly come before the meeting. I/we hereby revoke all proxies previously given. (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.) VOTING INSTRUCTIONS If you vote by phone, fax or internet, please DO NOT mail your proxy card. MAIL: Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope. FAX: Complete the reverse portion of this Proxy Card and Fax to 202-521-3464. INTERNET: https://www.iproxydirect.com/CJJD PHONE: 1-866-752-VOTE(8683)

**ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
CHINA JO-JO DRUGSTORES INC**

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE

FOR PROPOSALS 1, 2, 3, 4, 5, 6, 7 AND 8

**PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒**

Proposal 1	→	**FOR**	**AGAINST**	**ABSTAIN**	
Approval by ordinary resolution of the transactions contemplated by the Equity Exchange Agreement, dated January 31, 2025, by and among the Company, Renovation Investment (Hong Kong) Co., Ltd., Lei Liu, Li Qi, and Oakview International Limited.		☐	☐	☐	**CONTROL ID:** **REQUEST ID:**
Proposal 2	→	**FOR**	**AGAINST**	**ABSTAIN**	
Approval by ordinary resolution of the transactions including the issuance of ordinary shares, contemplated by the Equity Exchange Agreement, dated January 31, 2025, by and among the Company, Lingtao Kong, and Ridgeline International Limited.		☐	☐	☐	
Proposal 3	→	**FOR**	**AGAINST**	**ABSTAIN**	
Approval by special resolution of a change of the Company's name from "China Jo-Jo Drugstores, Inc." to "Ridgetech, Inc.", and an alteration to the Company's Third Amended and Restated Memorandum of Association and Articles of Association to refer to the new corporate name of the Company.		☐	☐	☐	
Proposal 4	→	**FOR ALL**	**WITHHOLD ALL**		
Approval by ordinary resolution the election of the following four directors to serve until the next annual meeting or until their successors are duly elected and qualified:					
Lingtao Kong		☐	☐		
Caroline Wang		☐	☐		
Jiangliang He		☐	☐		
Genghua Gu		☐	☐		
Proposal 5	→	**FOR**	**AGAINST**	**ABSTAIN**	
Ratification by ordinary resolution of the appointment of YCM CPA, Inc. as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2025.		☐	☐	☐	
Proposal 6		**FOR**	**AGAINST**	**ABSTAIN**	
Approval by special resolution of the capital reduction and the share subdivision of the Company as further set forth in the accompanying proxy statement.		☐	☐	☐	
Proposal 7		**FOR**	**AGAINST**	**ABSTAIN**	
Approval by ordinary resolution for the Board to effect a consolidation of the Company's authorized and issued ordinary shares, at a ratio of up to one-for-five (1:5) as further set forth in the accompanying proxy statement.		☐	☐	☐	
Proposal 8		**FOR**	**AGAINST**	**ABSTAIN**	
Approval by special resolution of the adoption of one or more newly amended and restated memorandum and articles of association to reflect the capital reduction, the share subdivision, the consolidation of ordinary shares and the company name change, as applicable.		☐	☐	☐	

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING: ☐

MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):

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This Proxy, when properly executed will be voted as provided above, or if no contrary direction is indicated, it will be voted for Proposals 1, 2, 3, 4, 5, 6, 7 and 8.

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ______________________, 2025

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(Print Name of Stockholder and/or Joint Tenant)

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(Signature of Stockholder)

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(Second Signature if held jointly)